
03050951

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

On 21 March 2003, LYP, a 70% non-wholly owned subsidiary of Television Broadcasts Limited, entered into an Agreement with ERA which is a substantial shareholder of LYP holding the remaining 30% interest of the same. The Agreement is in respect of the provision of optical fibre networking services consisting of a 45MB optic fibre line, maintenance and management of 14 optic fibre hubs and uplink control room by ERA to LYP from 1 January 2003 to 31 December 2003 at a monthly fee of NT$1,300,000 (approximately HK$291,850) including sales tax.

As ERA holds 30% interest in LYP which is a 70% non-wholly owned subsidiary of the Company, ERA is a connected person of the Company. Accordingly, the entry into the Agreement constituted connected transactions of the Company under the Listing Rules.

Details of the Agreement will be included in the next published annual reports and accounts of the Company.

THE TRANSACTION

Since 1 August 1998, Liann Yee Production Co., Ltd. ("LYP"), a 70% non-wholly owned subsidiary of the Company, has been obtaining optical fibre networking services in Taiwan for transmission of the latest information for news reporting on LYP's 24 hours news channel from ERA Communications Co., Limited ("ERA"), a substantial shareholder of LYP and holds the remaining 30% interest in LYP. The transactions under the previous agreements have been announced on 9 December 1999, 27 July 2001 and 26 July 2002.

On 21 March 2003, the parties renewed the optical fibre networking services consisting of a 45MB optic fibre line, maintenance and management of 14 optic fibre hubs and uplink control room for a period of 12 months from 1 January 2003 ("Agreement") on the same terms as the previous agreement except for the monthly fee payable by LYP would be decreased from NT$2,000,000 (approximately HK$449,000) to NT$1,300,000 (approximately HK$291,850) commencing from 1 January 2003. Both aforementioned amounts are inclusive of 5% sales tax. Under the Agreement, LYP has the right to adjust the monthly services fees payable to ERA with reference to the market price on a quarterly basis. Save and except for the aforementioned right of adjustment, LYP does not have any right to unilaterally amend any terms of the Agreement. Given the current market conditions, LYP anticipates that the optical fibre networking services fees will go down. In the event of any increase in the monthly fees payable to ERA by LYP under the Agreement as a result of LYP exercises the right of adjustment or if there is any substantial change to the terms of the Agreement, the Company will take immediate steps to ensure compliance with the relevant requirements of the Listing Rules as soon as practicable and make further announcement where appropriate. Further, the Agreement provides a right for either party to terminate the same by a 3 months advance notice in writing.

The above Hong Kong dollars amounts are based on the exchange rate of approximately HK$0.2245 = NT$1.

REASONS FOR THE AGREEMENT

Since 1 August 1998, LYP has been using the optical fibre networking services of ERA. After considering the market rate and the scope of services being provided by ERA, LYP decided to renew the Agreement between the parties to ensure non-interruption of the services and because the services provided by ERA has been proven satisfactory. The fees payable by LYP under the Agreement was negotiated at arm's length and the Agreement itself was entered into on normal commercial terms in the ordinary and usual course of business.

PRINCIPAL ACTIVITIES OF THE GROUP, LYP AND ERA

Television Broadcasts Limited ("Company") and its subsidiaries (together "Group") are principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities. LYP is a company incorporated in Taiwan and in the business of television programming, production and television channel transmission and operation. ERA is a company incorporated in Taiwan and in the business of film distribution, television programmes production and channel transmission and operation.

IMPLICATIONS UNDER THE LISTING RULES

LYP is a 70% non-wholly owned subsidiary of the Company. As ERA holds the remaining 30% interest in LYP, ERA, is therefore, a substantial shareholder of LYP. ERA is accordingly a connected person to the Company as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and the entry into the Agreement constituted connected transactions for the Company.

As the value of the consideration payable to ERA by LYP pursuant to the Agreement represents less than 3% of the net tangible assets of the consolidated accounts of the Group, no shareholder approval is required and the Agreement is being disclosed in accordance with Rule 14.25(1) of the Listing Rules.

The directors of the Company, including the independent non-executive directors, consider that the terms of the Agreement are fair and reasonable and in the interests of the shareholders of the Company, and the Agreement was entered into in the ordinary and usual course of business and on normal commercial terms. Details of the Agreement will be included in the next published annual reports and accounts of the Company for the year ending on 31 December 2003 pursuant to Rule 14.25(1) of the Listing Rules.

By Order of the Board
Ho Chan Fai
Company Secretary

21 March 2003, Hong Kong